Alpha Motor Corporation

ANNUAL REPORT

9551 Irvine Center Drive
Irvine, CA 92618
9492755384
https://www.alphamotorinc.com/

This Annual Report is dated May 1, 2026.

BUSINESS

Alpha Motor Corporation ("Alpha" or the "Company") is a California-based award-winning American automobile and mobility technology company focused on manufacturing Utility, Sport, and Adventure electric vehicles to Move Humanity towards a green economy.

Alpha has proprietary advantages in technology, design, and process enabling speed-to-market efficiency of award-winning EV designs (patent-issued; #11505265).

Following a successful market introduction in 2020 and backed by over 66,830 vehicle preorder indications, Alpha is now advancing to pre-production vehicle development.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,000,000.00
Use of proceeds: WOLF Prototype, Operation & Working Capital, R&D
Date: April 16, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity
Final amount sold: $589.20
Number of Securities Sold: 5,892,000
Use of proceeds: Working Capital
Date: March 21, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,974,175.62
Number of Securities Sold: 125,016
Use of proceeds: Marketing, Research & Development, Company Employment, Operations, Working Capital, Reserves
Date: May 19, 2023
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ended December 31, 2025 compared to December 31, 2024

1. Revenue

Revenue for fiscal year 2024 was $0 compared to $0 for fiscal year 2025.

2. Cost of revenue

Cost of revenue for the year ended December 31, 2024 was $6,239, compared to $0 for the year ended December 31, 2025.

3. Gross margins

Gross margins for fiscal year 2024 were $(6,239) compared to $0 for fiscal year 2025.

Gross margins decreased by $6,239 from the year ended December 31, 2024 to 2025, primarily due to the absence of cost of goods sold in 2025, as the Company did not record revenue-generating activities during the period.

4. Expenses

Expenses for fiscal year 2024 were $971,971 compared to $568,663 for fiscal year 2025.

Expenses consist primarily of human resources, office expenses, other operating expenses, business expenses, software and subscriptions, and depreciation.

The decrease in expenses of $403,309 from 2024 to 2025 was primarily due to a reduction in overall operating expenses as the Company streamlined its cost structure. In 2025, expenses included $270,513 in depreciation expense related to fixed assets, $108,994 in office expenses, $94,918 in other operating expenses, $37,112 in human resources expenses, $34,890 in business expenses, $17,320 in software and subscriptions, $4,007 in tax and administrative expenses, $632 in insurance, and $276 in office equipment expenses. The overall decrease reflects cost management efforts while continuing to support development activities and operational infrastructure.

During the year ended December 31, 2025, the Company continued development of its vehicle programs and advanced engineering and manufacturing readiness activities. These activities included vehicle design, component sourcing, production planning, and the establishment of processes required to support manufacturing. The Company's activities during the period reflect a continuation and expansion of its prior vehicle-related development and revenue-generating activities conducted outside of the periods presented, supporting progress toward broader production capability.

Historical results and cash flows

The Company is currently in the development and growth stage, including ongoing production development activities. Historical cash flows are not indicative of future revenue or cash flows, as the Company did not generate revenue during the year ended December 31, 2025. Past cash was primarily generated through shareholder advances of $199,150 and additional paid-in capital of $44,227 during 2025, as well as prior financing activities.

Net cash used in operating activities was $287,652, primarily driven by net loss of $569,359, partially offset by non-cash depreciation expense of $270,513 and changes in working capital. Net cash provided by financing activities was $273,052. The Company ended the period with cash of $116,453.

The Company expects that future sources of cash may include vehicle deliveries, customer deposits, potential regulatory credits, and proceeds from financing activities.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 116453.1.

Debt

Creditor: Young Chull Kim and Sung Joo Kim
Outstanding balance: $1,000,000.00
Interest rate: 4%
Material terms: In April 2021, the company issued convertible promissory notes totaling $1,000,000 to two individuals who are indirectly related to the company's shareholder and vice chairman. Each contributes $500,000. The notes bore interest at an annual rate of 4% and were scheduled to mature on April 16, 2023. As of December 31, 2022, the total accrued interest was $67,945. Subsequent to maturity, these notes were converted into 128,096 shares of preferred stock on May 2, 2023. The total amount of preferred stock issued upon conversion, including accrued interest, amounted to $1,080,877, which is reflected in the preferred stock component of shareholders' equity on the balance sheet as of December 31, 2023.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Edward Yoon Lee

 Edward Yoon Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Founder & Chief Executive Officer (CEO)
• Dates of Service: August 2020 — Present
• Responsibilities: Lead new EV enterprise to successfully commercialize high quality electric vehicles in the United States. He presently has an annual salary of $120,000 USD and holds 4,080,000 shares of Fully Vested Common Stock.

Name: So Yun Lee

 So Yun Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder & Vice Chairman of the Board
• Dates of Service: August 2020 — Present
• Responsibilities: Define vision and accelerate execution to lead purpose for humanity. Advise and strategize alongside the CEO to improve and inspire the employees, investors, partners and customers. She presently has an annual salary of US$90,000 and holds 1,200,000 Fully Vested Common Stock.

Other business experience in the past three years:

• Employer: Phoenix Property Investors
Title: General Counsel & Chief Compliance Officer
Dates of Service: December 2019 — Present
Responsibilities: Advise the firm and Managing Partners on management of private equity funds with cumulative gross assets of over US$14.5 billion. Oversee and guide compliance with the SEC, SFC, CSSF, CIMA, ASIC and other relevant regulatory authorities.

Name: Michelle Quan

 Michelle Quan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Financial Officer (CFO)
• Dates of Service: August 2020 — Present
• Responsibilities: Provide financial well-being of the organization by providing financial projections and accounting services. Monitor cash flow for the organization's operations. Prepare and monitor current and forecasting reports. Set up and oversee the company's financial system. Ensure compliance with the law and company's policies. Provide strategic recommendations to the executive management team. She presently holds 120,000 shares of Fully Vested Common Stock.

Other business experience in the past three years:

• Employer: MTX CPA
Title: President
Dates of Service: January 2016 — Present
Responsibilities: Responsible for all aspects of the business, focused on tax compliance and tax planning services for all scale corporations with emphasis on assisting start-ups.

Name: Kevin Kyung-Ho Lee

Kevin Kyung-Ho Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief of Research and Development
• Dates of Service: January 2022 — Present
• Responsibilities: Mr. Lee leads R&D strategy, vision, and management of electric vehicle innovation and mobility technologies. Mr. Lee's responsibilities include maintaining and developing world-class R&D operations at Alpha. He presently has an annual salary of US$90,000 and holds 360,000 Fully Vested Common Stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Edward Yoon Lee
Amount and nature of Beneficial ownership: 4,080,000
Percent of class: 58.03%

RELATED PARTY TRANSACTIONS

Name of Person: Young Chull Kim and Sung Joo Kim

Relationship to Company: Two individuals are related to So Yun Lee, a shareholder and Vice chairman of the Board of Directors of the Company.

Nature / amount of interest in the transaction: $1,000,000 of convertible promissory notes

Material Terms: Interest is payable at the rate equal to 4% per annum. The convertible promissory notes will be due on April 16, 2023. Notes will convert into preferred shares at 30% discount or $50,000,000 valuation cap. As of April 2023, the Notes have been converted into Preferred Stock.

OUR SECURITIES

The Company has authorized Common Stock and Preferred Stock.

Common Stock
• Authorized: 10,000,000
• Outstanding: 6,888,161
• Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
• Material Rights: The total number of shares outstanding on a fully diluted basis, 7,016,257 shares, includes 6,020,161 shares of Common Stock (includes 868,000 shares to be issued pursuant to stock options, reserved but unissued) and 128,096 shares of Preferred Stock.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Rights

1. Agreement to Vote Shares - Shareholders agree to vote in favor of all resolutions relating to the Special Actions (which are those that are approved by the Board)

2. Board of Directors - The Board consists of up to 3 directors of which all three shall be nominated by the unanimous decision of the Founders. Initial board members are Edward Yoon Lee, Kevin Kyungho Lee and So Yun Lee.

3. Restriction on Transfer of Shares; Right of First Refusal - These restrictions will not apply to crowdfunding shareholders. The restrictions only apply to existing shareholders, shareholders above 3% and employee shareholders.

4. Tag along rights - If any shareholder receives a bona fide offer to purchase at least 25% of the issued and outstanding shares or 1.5M shares in a single transaction, the selling party shall notify the company, founders and employee shareholders.

5. Drag along rights - If a third-party offer is made to one or more shareholders for a merger, amalgamation, reorganization or consolidated transaction that triggers over 50% of the voting shares, or any other transaction stated in Section 6.5, the shareholder shall vote in favor of the offer and approve such transaction.

6. Lock-up - In connection with a Qualified IPO, shareholders will agree not to sell publicly any shares for a period of up to 180 days following the closing of such Qualified IPO.

Please refer to the Company's Shareholders Agreement attached as Exhibit F for additional information regarding the securities' other material rights.
Preferred Stock
• Authorized: 128,096
• Outstanding: 128,096
• Voting Rights: One vote per share.
• Material Rights: Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Alpha Motor Corporation

By /s/ *Edward Lee*

Title: CEO

By /s/ *Edward Lee*

Name: Edward Lee
Title: CEO

By /s/ *Michelle Quan*

Name: Michelle Quan
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

12:48 AM
04/30/26
Accrual Basis

Alpha Motor Corporation
Balance Sheet
As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	116,453.17
Total Current Assets	116,453.17
Fixed Assets	1,487,821.55
Other Assets	19,106.00
TOTAL ASSETS	**1,623,380.72**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	224,030.55
Total Liabilities	224,030.55
Equity	1,399,350.17
TOTAL LIABILITIES & EQUITY	**1,623,380.72**

Unaudited

Alpha Motor Corporation
Profit & Loss
January through December 2025

	Jan - Dec 25
Ordinary Income/Expense	
Expense	
HUMAN RESOURCES	37,112.22
OTHER OPERATING EXPENSES	94,918.14
BUSINESS EXPENSES	34,889.68
TAX & ADMINISTRATIVE EXPENSES	4,007.25
INSURANCE	632.00
OFFICE	108,994.42
OFFICE EQUIPMENT	276.00
SOFTWARE & SUBSCRIPTIONS	17,319.84
Depreciation Expense	270,513.09
Total Expense	568,662.64
Net Ordinary Income	-568,662.64
Other Income/Expense	
Other Income	103.63
Other Expense	800.00
Net Other Income	-696.37
Net Income	**-569,359.01**

Unaudited

Alpha Motor Corporation
Statement of Cash Flow
January through December 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	(569,359.01)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accumulated Depreciation	270,513.09
Credit Card Payable	14,620.28
Operating Lease Liability	(3,426.00)
Receivable From StartEngine	(287,651.64)
INVESTING ACTIVITIES	
Others	-
Net cash provided by Investing Activities	-
FINANCING ACTIVITIES	
Shareholder Advance	199,150.00
Receivable From StartEngine	29,674.43
Additional Paid in Capital	44,227.20
Net cash provided by Financing Activities	273,051.63
Net cash increase for period	(14,600.01)
Cash at beginning of period	131,053.18
Cash at end of period	116,453.17

Alpha Motor Corporation
Statement of Stockholders' Equity
December 31, 2025

	31-Dec-25	31-Dec-24	$ Change
Equity			
Additional Paid in Capital	3,490,793.95	3,446,566.75	44,227.20
Preferred Stock - Series AA	12.97	12.97	-
Capital Stock	598.50	598.50	-
Retained Earnings	(1,522,696.24)	(2,447,737.91)	925,041.67
Net Income	(569,359.01)	925,041.67	(1,494,400.68)
Total Equity	1,399,350.17	1,924,481.98	(525,131.81)

Unaudited

ALPHA MOTOR CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

| | Common Stock | | Preferred Stock | | Additional | Accumulated | |
	Shares	Amount	Shares	Amount	Paid-in Capital	deficit	Total
Balance, January 1, 2022	5,760,000	$ 576	-	$ -	$ -	$ (490,057)	$ (489,481)
Issuance of common stock	75,000	8	-	-	-	-	8
Net loss	-	-	-	-	-	(510,635)	(510,635)
Balance, January 1, 2023	5,835,000	584	-	$ -	$ -	$ (1,000,692)	$ (1,000,108)
Issuance of common stock for crowdfunding	125,016	13	-	-	1,814,243	-	1,814,256
Issuance of common stock for employees	20,000	2	-	-	-	-	2
Issuance of common stock for service compensation	3,095	-	-	-	57,257	-	57,257
Issuance of series AA preferred stock	-	-	128,096	13	1,080,864	-	1,080,877
Net loss	-	-	-	-	-	(1,447,045)	(1,447,045)
Balance, December 31, 2023	5,983,111	$ 599	128,096	$ 13	$ 2,952,364	$ (2,447,737)	$ 505,239

From 2023 audit report

NOTE 1 – NATURE OF BUSINESS

Alpha Motor Corporation (the "Company") is an American automobile and mobility technology company, incorporated in the State of Delaware. The Company was established on August 20, 2020, with its headquarters located in Irvine, California. As an Original Equipment Manufacturer (OEM), the Company specializes in the design and manufacture of electric vehicles across three main categories: Utility, Sport, and Adventure.

The Company is focused on innovation through its use of proprietary technology, engineering solutions, and streamlined development processes that improve the efficiency of vehicle production. The Company works with a wide network of automotive suppliers to ensure its electric vehicles meet industry standards and incorporate the latest technology.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Reclassifications

Changes in the classification of financial statement line items in previously issued financial statements generally do not require restatements, unless the change represents the correction of an error (i.e., a misapplication of GAAP in the prior period). Reclassifications represent changes from one acceptable presentation under GAAP to another acceptable presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures at the date of the financial statements. Estimates and judgments are used for, but not limited to, the accounting for sales allowances, the valuation of long-lived assets, income tax uncertainties, and other contingencies. Because future events and their effects cannot be determined with certainty, actual results could differ from those estimates. In management's opinion, methodologies used to determine estimates are adequate and consistent with prior periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at the date of purchase of three months or less to be cash equivalents. As of December 31, 2025, cash and cash equivalents were comprised of cash held in cash on hand and cash deposited with banks.

Inventories

Inventories consisting primarily of small auto parts are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. The Company records a provision for excess, slow-moving, and obsolete inventory whenever such an impairment is identified. Title of inventory purchased is passed to the Company upon shipment.

Leases

The Company elected certain practical expedients permitted under the transition guidance, including excluding leases with an initial term of 12 months or less at lease commencement, combining non-lease components with lease components as a single lease component, retaining the historical lease classification, and relief from reviewing expired or existing contracts to determine if they contain leases.

The Company determines if an arrangement is a lease at the commencement date. Leases are classified as either finance leases or operating leases. Operating leases are recorded in operating lease right-of-use (ROU) assets, current portion of operating lease liabilities, and long-term operating lease liabilities on its balance sheet. The Company has lease agreements for the use of offices, and its lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term using the risk-free rate. ROU assets include any prepaid lease amounts and exclude lease incentives.

Revenue Recognition

The Company has adopted ASC Topic 606, Revenue from Contracts with Customers, which requires that recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company's revenues are only derived from sales of prototype trucks to customers. The company recognizes revenue when (or as) the entity satisfies a performance obligation.

The revenue from sales of prototype trucks is recognized when control is transferred to the customers at the time of delivery to the customers. The Company considers purchase orders, which in some cases are governed by master supply agreements, to be a contract with a customer, and the majority of the Company's terms of sale have a single performance obligation to transfer products.

Management considers the performance obligation with respect to such purchase order satisfied at the point in time when control of the product is transferred to the customer, which is indicated by shipment of the product and transfer of title and control to the customer. The transaction price includes estimates for reductions in revenue from customer rebates and discounts on product sales. These amounts are estimated based upon the most likely amount of consideration to which the customer will be entitled. All estimates are based on historical experience and the Company's best judgment at the time to the extent it is probable that a significant reversal of revenue recognized will not occur.

When the Company performs shipping and handling activities after the transfer of control to the customer (e.g., when control transfers prior to shipment), these are considered fulfillment activities, and accordingly, the costs are accrued when the related revenue is recognized. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

The Company has elected the practical expedient to recognize the incremental cost of obtaining a sale as an expense when incurred given the potential amortization period for such an asset is usually less than one year. In addition, the Company has elected to use the practical expedient that allows the Company to ignore the possible existence of a significant financing component within sales arrangements where the time between cash collection and performance is less than one year and also elected the practical expedient to not disclose unfulfilled obligations as customer purchase order commitments have an original expected duration of one year or less and no consideration from customers was excluded from the transaction price.

Cost of Revenue

The cost of goods sold includes the contract services, freight and shipping cost, and small auto partis.

Research and Product Development

Research and development expenses consist primarily of materials, supplies, personnel-related expenses, contractor fees, engineering design and testing expenses. Substantially all of the Company's research and development expenses are related to developing new products, related technologies, and services and improving existing products and services. Research and development expenses have been expensed as incurred and included in the statements of operations.

Selling, General, and Administrative

Selling, general and administrative expense consist of personnel-related expenses for employees involved in general corporate, selling and marketing functions, including executive management and administration, legal, human resources, facilities and real estate, accounting, finance, tax, and information technology.

Income Taxes

The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement and income tax purpose. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates uncertain tax positions including filing positions in all the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in those jurisdictions. The Company files income tax returns in the US federal and state jurisdictions where it conducts business. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial position, results of operations, or cash flows. Therefore, no reserves for uncertain tax positions have been recorded.

Liquidity Risk

Liquidity risk is dependent on receipt of funds from sales and continued access to sufficient credit facilities to be able to pay the Company's liabilities as they become due.

Stock Plan

The Company adopted its Restricted Stock Plan ("Plan") on September 23, 2020. The Plan provides for the granting of restricted stock awards and stock options to employees, directors and consultants of Alpha. The fair value of restricted stock awards is estimated by the market price of the Company's common stock at the date of grant.

Awards are being amortized to expense over vesting period.

Fair Value Measurements

Fair value is the price that would be received for the sale of an asset or paid for the transfer of liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and observable.

The carrying values of the Company's cash and cash equivalents, prepaid to vendor, prepaid income tax, prepaid expenses and other current assets, accounts payable, and accrued expenses approximate their fair values due to their short-term nature. The carrying value of the Company's convertible notes payable was considered a reasonable estimate of fair value because the Company's interest rate is near current market rates for instruments with similar characteristics.

NOTE 4 – COMMON STOCK

According to the 2020 stock option plan, the Company issued 75,000 shares with a par value of $0.0001 per share for services rendered by employees during the year ended December 31, 2022.

On January 18, 2023, the Company filed a Form C Offering Statement with the U.S. Securities and Exchange Commission to initiate a Regulated Crowdfunding Equity Offering. This offering was conducted on a third-party private platform. Throughout the fiscal year ended December 31, 2023, the Company successfully raised $1,939,429 from crowdfunding investors with issuance of 125,016 shares at $0.0001 par value. These funds were aimed at supporting the Company's operations and growth initiatives and have been recorded under shareholders' equity in the equity section of the balance sheet. The associated offering costs totaling $125,173 have been charged against shareholders' equity following the completion of the offering.

According to the 2020 stock option plan, the Company issued 20,000 shares with a par value of $0.0001 per share for services rendered by employees during the year ended December 31, 2023.

The Company issued 3,095 shares of common stock with a fair value of $0.0001 per share in exchange for a third-party service provider for $57,257 for the year ended December 31, 2023. The fair value of services received in exchange for the shares was determined in accordance with the provisions of ASC 718, Compensation — Stock Compensation, and ASC 505-50, Equity — Equity-Based Payments to Non-Employees, and has been recognized in the financial statements as part of the Company's operating expenses.

On April 27, 2023, the Company executed an amendment to its certificate of incorporation which was duly filed with the appropriate state authority. This amendment resulted in a reduction of the total number of authorized shares of the Company's common stock from 10,000,000 shares to 7,300,000 shares. There were no other changes to the rights, preferences, privileges, or restrictions of the said common stock as per this amendment. All other provisions contained within the certificate of incorporation remain in force as previously stated. This change has been reflected in the equity structure of the Company as of the date of amendment.

NOTE 5 – 2020 STOCK PLAN

According to 2020 stock plan approved by the company's shareholder's meeting on September 23, 2020, the Company has reserved 1,000,000 shares of Common Stock for issuance to its officers, directors, employees, and consultants under its 2020 Stock Plan. As of December 31, 2022, 132,000 shares have been issued at the fair value of $0.0001 per share pursuant to restricted stock purchase agreements. As of December 31, 2025, 868,000 shares of common stock are still available for issuance to officers, directors, employees, and consultants under the Stock Plan.

The following summarizes the stock plan for the company:

2020 Stock Plan		December 31, 2025
A. Maximum number of shares authorized under plan		
B. Options	$	1,000,000
B1. Total Option Grants		-
B2. Less: Cancelled and Expired Option Grants – Put Back in Plan		-
B3. Less: Total Options Outstanding		-
B4. Equals: Total Options Outstanding (B1-B2-B3)		-
C. Restricted Stock (RSP) Issuances		
C1. Total RSP Grants	$	372,000
C2. Less: Repurchased RSP Issuances – Back in Plan		(240,000)
C3. Equals: Net RSP Issuances - Outstanding		132,000
D. Shares Available for Future Option/RSP Grants		
D1. (A-B3-B4-C3)	$	868,000
E. Shares Remaining Under Plan		
(Shares available for stock or option grants as well as outstanding)		-
E1. (B4+D1)	$	868,000

NOTE 6 – PREFERRED STOCK

On May 2, 2023, the Company entered into a Voting Agreement in conjunction with the issuance of Series AA Preferred Stock, 128,096 shares with $0.0001 par value per share. According to the agreement, the dividends to preferred stockholders must be paid before any dividends on common stock. In the event of liquidation, preferred stockholders have priority over common stockholders to a set amount per share plus declared but unpaid dividends. This amount is based on the original issue price, $8.4379 per share, adjusted for any stock splits, dividends, or similar events. Preferred stockholders also have the right to convert their shares into common stock at a specified conversion ratio, subject to adjustment in certain events such as stock dividends, combinations, or other similar events. Voting rights for preferred stock are on an as-converted basis, except in specific matters that affect the rights of the preferred stock, where they vote separately from common stockholders.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Loss contingencies, including claims and legal actions in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. The Company was not considered to be probable of any material unasserted possible claims or assessments. Management believes that any such matter will not have a material effect on the consolidated financial statements.

NOTE 11 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash with financial institutions in the United States. In the United States, the standard insurance amount is $250,000 per depositor in a bank insured by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2025, and 2024, the Company may maintain balances in excess of the federally insured limits.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 16, 2026, the date when the financial statements were available to be issued and concluded that there were no material recognizable subsequent events required to be disclosed or adjusted as of and for the year ended December 31, 2025.

I, _____Edward Lee_____ (Print Name), the _____CEO_____(Principal Executive Officers) of ____Alpha Motor Corporation__(Company Name), hereby certify that the financial statements of ____Alpha Motor Corporation__(Company Name) and notes thereto for the periods ending _December 31, 2024_____ (first Fiscal Year End of Review) and December 31, 2025 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Alpha Motor Corporation has not yet filed its federal tax return for 2025.

For the year 2024, the amounts reported on our tax returns were total income of $925,046 and taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the___April 30, 2026___(Date of Execution).

_____(Signature)

___Chief Executive Officer_____ (Title)

___April 30, 2026_____ (Date)